ATS-N/MA: Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other	Order Types (Generally): As further discussed herein, the LeveL ATS accepts firm orders, including Firm-Up Orders, conditional orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders (VWAP Sliced Orders, together with Full Day VWAP Orders and VWAP Block Orders, the "VWAP Order Types"). Except where otherwise noted, references to firm orders include Firm-Up Orders (as that term is defined herein). Orders of a particular VWAP Order Type may only interact with orders of the same VWAP Order type (e.g., Full Day VWAP Orders may only interact with other Full Day VWAP Orders). Except where noted below, all orders may be cancelled by timely submission to the LeveL ATS of cancellation instructions. Firm Orders (Excluding Firm-Up Orders): Firm orders may include market, limit or pegged price instructions. Subscribers may designate firm orders as immediate-or-cancel ("IOC"), "Day," good-til-time ("GTT," expressed either in seconds or by specifying an expiration time) or "enhanced" IOC (such orders "Enhanced IOC" orders, further discussed below). Subscribers may designate firm orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers may designate firm orders as add-liquidity-only ("ALO"). ALO orders will only interact with other orders if the ALO order would be deemed to be adding liquidity. See Part III Item 11 for further discussion of when an order is deemed to "add" or "remove" liquidity. Where, upon receipt, an ALO order is marketable against trading interest on the LeveL ATS, the LeveL ATS will accept the ALO order for further processing (e.g., potential matching where the ALO would be deemed to be adding liquidity). Pegged orders are limit orders with a limit price that constantly changes based on movements in the designated reference price. Pegged orders may, but are not required to, include an ultimate limit price (e.g. buy 100 shares of ABC pegged to the offer but limited to $20.05) and, for orders other than IOC and Enhanced IOC orders, may also include an offset price (e.g., buy 100 shares of ABC pegged to the national best offer ("NBO") minus $0.02). Firm orders may be pegged to the NBO, the national best bid ("NBB") or midpoint of the national best bid or offer ("NBBO"). Offset prices must be expressed in penny increments per share for securities priced equal to or greater than $1.00 per share and hundredths of a cent for securities priced less than $1.00 per share or the LeveL ATS will reject the order. Resting orders with offsets expressed in hundredths of a cent will be cancelled if the bid or offer becomes equal to or greater than $1.00 per share. Orders pegged to the midpoint of the NBBO may not include a peg-offset. As noted above, subscribers may designate orders as "Enhanced IOC" orders. Only firm orders may be designated as Enhanced IOC orders. Generally, an Enhanced IOC order operates like a "standard" IOC order and either immediately executes (in whole or in part) against resting contraside interest or is cancelled by the LeveL ATS. However, where there is a resting eligible contraside conditional order or orders in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC order will remain in the LeveL ATS for a subscriber-configured period of time of at least 100 milliseconds (such period, which is configurable in millisecond increments, the "Hold Period"). For clarity, where there is both resting firm and conditional trading interest in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC will execute, in whole or in part, against the firm order (which may be a firm or Firm-Up Order) and the leaves quantity will be immediately cancelled. During the Hold Period the Enhanced IOC order is eligible to interact with any eligible contraside trading interest in the LeveL ATS and may "invite" other conditional orders to "firm-up." In the event the Enhanced IOC order receives a partial fill during the Hold Period the LeveL ATS will immediately cancel the order's leaves quantity (even where the Hold Period has not expired).

market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Subscribers may not cancel an Enhanced IOC order during the Hold Period. For clarity, the Hold Period on a given order is not "extended" or "reset" for any reason.

By default, the LeveL ATS designates firm orders (including Enhanced IOC orders) as ineligible to interact with conditional orders. However, Kezar Trading will remove the default designation upon subscriber request and permit the subscriber to designate firm orders as either eligible or ineligible to interact with conditional orders on an order-by-order basis. Firm orders designated as ineligible to interact with conditional orders will not invite a conditional order to firm-up, but are nevertheless eligible to interact with Firm-Up Orders (other than Firm-Up Orders that include a "conditional only" order instruction).

Firm orders may be modified, but their firm status cannot be modified (i.e., a firm order cannot be modified to be a conditional order). A modified firm order will receive a new time of receipt for priority purposes, except where the only modification is a reduction in order quantity.

Conditional Orders: A conditional order is an instruction to the LeveL ATS that the subscriber wants to interact with the order book on a conditional basis. A conditional order never executes; instead, when a conditional order would have otherwise matched with another order, the conditional order is cancelled by the LeveL ATS and an invitation (i.e., an "Invite" as defined at Part III Item 9) is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, conditional orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to Kezar Trading, however made, Kezar Trading will remove the default logic and allow conditional orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such conditional orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other conditional orders, "Non-Session Conditional Orders"). For clarity, as used herein, the term "conditional order" includes both Session and Non-Session Conditional Orders and Extended Firm-Up Time Required ("EFUT") Conditional Orders, as defined in this Item and in Part III Item 9(a), unless otherwise specified.

Conditional orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, conditional orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Conditional orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Conditional orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e. sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, conditional orders must include a Minimum Block Size quantity. Subscribers may designate conditional orders as "Day" or GTT. Conditional orders may not be designated as IOC or Enhanced IOC. Conditional orders may be modified, but their conditional status cannot be modified (i.e., a conditional order cannot be modified to be a firm order). Conditional and Firm-Up orders may include instructions to not interact with firm orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" conditional order must also include conditional-only instructions. Firm orders, other than Firm-Up Orders resulting from a "conditional-only" conditional order, other than Firm-Up orders, may not include a conditional-only order attribute. Non-Session Conditional Orders will only interact with contraside interest (i.e., "generate" an Invite) where the midpoint of the NBBO is an eligible execution price at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Session Conditional Orders are eligible to interact at any price at or inside the NBBO. Where "eligible" contraside interest exists, all eligible conditional orders will receive Invites, regardless of time of receipt. Conditional orders may include ALO instructions, in which case the party submitting the conditional order will only receive an Invite where the conditional order would have been deemed to add liquidity at the time of the match (that is, assuming both the conditional order and contraside interest were firm orders). Subscribers may designate their conditional orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Firm-Up Orders: Firm-Up Orders are firm orders submitted in response to an Invite (as defined at Item III Part 9). A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the conditional order related to the Invite or it will be rejected by the LeveL ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying conditional order, and accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the conditional order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Firm-Up Orders pegged to the primary.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market conditional order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from conditional orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up Order does not include ALO instructions, the LeveL ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The LeveL ATS will reject Firm-Up Orders with ALO instructions where the related conditional order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the LeveL ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with conditional orders, but may designate Firm-Up Orders as only eligible to interact with conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" firm orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the LeveL ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" firm order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated as "standard" firm orders when determining both eligible execution prices and resulting execution price.

The LeveL ATS does not prevent subscribers from submitting firm orders that are not Firm-Up Orders following receipt of an Invite, although the LeveL ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

| | Minimum Execution Size: Subscribers may specify a "Minimum Quantity" or "Minimum Block Size" associated with a firm order. Minimum Quantities and Minimum Block Sizes may be expressed in odd or mixed lots, but only where the subscriber has designated the order as eligible to execute in odd or mixed lots, as applicable. The LeveL ATS will reject any order with an odd or mixed lot Minimum Quantity or Minimum Block Size where the subscriber has not separately designated the order as eligible to execute in odd or mixed lots, as applicable. A "Minimum Quantity" instruction specifies the minimum execution size a subscriber will accept and allows for the aggregation of any number of contraside orders. A "Minimum Block Size" instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contraside interest. Conditional and Firm-Up Orders must include a Minimum Block Size instruction. The LeveL ATS, however, will accept a conditional or Firm-Up Order that includes a Minimum Quantity instruction, but it will treat the Minimum Quantity instruction as a Minimum Block Size instruction. The VWAP Order Types cannot include Minimum Quantity or Minimum Block Size instructions although they do, as further discussed below, include Minimum Anchor Quantity instructions.

Leaves Quantity; Minimum Quantity Orders: Subscribers may instruct whether a Minimum Quantity order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Quantity order falls below its Minimum Quantity instruction, the LeveL ATS either (x) cancels back the order or (y) removes the Minimum Quantity instruction for the order (that is, disregards the Minimum Quantity instruction and allows the order to execute in any permitted lot size).

Leaves Quantity; Minimum Block Size Orders: Subscribers may instruct whether a Minimum Block Size order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Block Size order falls below its Minimum Block Size, the LeveL ATS either (x) cancels back the order or (y) reduces the Minimum Block Size instruction to the size of the leaves quantity (for instance, if a 20,000 share order with a Minimum Block Size of 10,000 shares is party to an execution for 15,000 shares, the 5,000 share leaves quantity would remain eligible for execution and, effectively, be treated as having a 5,000 share Minimum Block Size instruction).

ORDER ROUTING: The LeveL ATS does not route any order flow.

See ATS-N Part III ITM.7a for the remainder of this response. |
|---|---|
| b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator? | ◉ Yes ○ No |

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?	◉ Yes ○ No
If yes, identify and explain the use of the messages, including information	Conditional and Firm-Up Orders: The LeveL ATS accepts "conditional orders." A conditional order is an instruction to the ATS that the subscriber wants to interact with the order book on a conditional basis. A conditional order never executes; instead, when a

contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

conditional order would have otherwise matched with another order, the conditional order is cancelled by the LeveL ATS and an Invite is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, conditional orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to Kezar Trading, however made, Kezar Trading will remove the default logic and allow conditional orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such conditional orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other conditional orders, "Non-Session Conditional Orders"). For clarity, as used herein the term "conditional order" includes both Session and Non-Session Conditional Orders unless otherwise specified.

Conditional orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, conditional orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Conditional orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Conditional orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e., sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, conditional orders must include a Minimum Block Size quantity. Subscribers may designate conditional orders as "Day" or GTT. Conditional orders may not be designated as IOC or Enhanced IOC. Conditional orders may be modified, but their conditional status cannot be modified (i.e., a conditional order cannot be modified to be a firm order). Conditional orders may include instructions to not interact with firm orders other than Firm-Up Orders. Any Firm-Up Order "resulting from" such a "conditional-only" conditional order must also include conditional-only instructions. Firm orders, other than Firm-Up Orders resulting from a "conditional-only" conditional order, may not include a conditional-only order attribute. Conditional orders may include ALO instructions, in which case the party submitting the conditional order will only receive an Invite where the conditional order would have been deemed to add liquidity at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Subscribers may designate their conditional orders as ineligible to interact with other orders if the NBBO spread, as calculated by the LeveL ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Conditional Order Interaction: In the event eligible contra-party interest exists, whether such contra-party interest is a firm or conditional order, the LeveL ATS will notify the submitter of a conditional order via FIX (such notification, the "Invite") and request that the subscriber "firm-up" by submitting a firm order in response to the Invite (such firm orders, "Firm-Up Orders"). For purposes of determining whether to generate an Invite, only contraside interest that would have permitted an execution at the time of the match (had both the conditional orders and contraside interest been firm orders), including satisfying the conditional order's minimum block size requirement, are considered "eligible." A single eligible contraside order may generate multiple Invites. For example, where two conditional orders are resting on the LeveL ATS and a single eligible contraside order is submitted, both conditional orders will receive Invites.

The LeveL ATS will immediately cancel a conditional order once that conditional order has generated an Invite. The LeveL ATS will not generate Invites until the ATS has attempted to effect an Opening Cross for the relevant security (further discussed at Part III Item 10).

The Invite notes that the conditional order was cancelled (i.e., that a preliminary match occurred) and identifies the number of shares that would have been filled had both orders been firm orders. The Invite recipient will then have a limited time period two (2) seconds (the "Firm-Up Period") in which to submit a Firm-Up Order. By default, the Firm-Up Period is two (2) seconds; for Extended Firm-Up Time Orders (as described in this Item and in Part III Item 7a), the Firm-Up Period is twenty (20) seconds (the "Extended Firm-Up Period"). The Extended Firm-Up Period is only available to Extended Firm-Up Time Orders and not to any other type of order. Kezar Trading anticipates that the majority of subscribers will use automated processes to respond to Invites, although "manual" entry (via FIX) of a Firm-Up Order in response to an Invite is permitted. Firm-Up Orders submitted after the Firm-Up Period will be rejected.

Firm-Up Orders are firm orders submitted in response to an Invite. A Firm-Up Order must contain the same symbol, side, MPID and minimum block size quantity as the conditional order related to the Invite or it will be rejected by the LeveL ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying conditional order, and, accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the conditional order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit, or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, NBO, or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may be not pegged to the primary; the LeveL ATS will reject any Non-Session Firm-Up Orders pegged to the primary.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market conditional order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Conditional Order) or (b) have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from conditional orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up Order does not include ALO instructions, the ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The ATS will reject Firm-Up Orders with ALO instructions where the related conditional order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with conditional orders, but may designate Firm-Up Orders as only eligible to interact with conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" firm orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the LeveL ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" firm order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated like "standard" firm orders when determining both eligible execution prices and the resulting execution price.

The LeveL ATS does not prevent subscribers from submitting firm orders that are not Firm-Up Orders following receipt of an Invite, although the LeveL ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may

	not be modified.
	Please see ATS-N Part III ITM.9a for the remainder of this response.
b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 11: <u>Trading Services, Facilities and Rules</u>

| a. Provide a summary of the structure of the NMS Stock ATS marketplace (<u>e.g.</u> crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS. | The LeveL ATS receives subscribers' orders centrally for future processing and execution by operating a limit order matching book that allows subscribers to submit buy and sell orders and to obtain execution against matching orders submitted in the system. Generally, the LeveL ATS accepts orders for all NMS stocks, although the LeveL ATS may reject orders in individual symbols to prevent exceeding certain regulatory thresholds (e.g., the Fair Access and Reg SCI thresholds).

The LeveL ATS accepts firm orders, including Firm-Up Orders, conditional orders, <u>including Extended Firm-Up Time Orders,</u> Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders.

Conditional and firm orders may, subject to the restrictions and relevant order instructions, interact with one another. Generally, firm orders represent "firm" trading interest that is eligible to interact immediately at prices at or inside the prevailing NBBO. Conditional orders represent "conditional" trading interest that will receive invitations to "firm up" where eligible contraside interest exists. Firm orders, other than Firm-Up Orders sent in response to an invitation to firm up, may be designated as ineligible to interact with conditional orders and where so designated will not invite conditional orders to "firm up." Firm orders and conditional orders may only interact at prices at or inside the prevailing NBBO.

The LeveL ATS offers three VWAP Order Types: (i) Full Day VWAP Orders, (ii) VWAP Block Orders, and (iii) VWAP Sliced Orders. Execution prices for all VWAP Order Types are determined by the ATS based upon executed trades reported via the SIP during the relevant time period. Trading interest submitted as a particular VWAP Order Type is only eligible to interact with other orders of that same VWAP Order Type. The Full Day VWAP Order type allows subscribers to submit trading interest prior to regular trading hours that, if matched, will execute at the security's VWAP for that trading day. The VWAP Block Order type allows subscribers to submit trading interest that, if anchored with a contraside order as described more fully in Part III Items 7a and 9a, will receive a single execution priced at the VWAP for a designated time period. The VWAP Sliced Order type allows subscribers to submit trading interest that, if anchored with a contraside order, will receive multiple executions over a designated period, with each execution priced at the VWAP of the relevant portion or "slice" of the designated period. For all VWAP Order Types, the LeveL ATS permits executions at prices outside the prevailing NBBO (subject to certain restrictions noted herein).

While a subscriber's order interest is generally not displayed to other subscribers, firm-up invitations identify certain terms of the contraside order interest (e.g., the symbol and side of a contraside order, among other information).

The LeveL ATS allows subscribers to designate orders, including firm orders, conditional orders, and VWAP Order Types, as only eligible to interact with, or as ineligible to interact with, orders of designated subscribers. Additionally, subscribers may elect to only interact with, or not interact with, certain groups of subscribers, including groups whose constituents are identified by Kezar |

Trading in its reasonable discretion (see Part III Item 13 and 14 for additional information).

Subscribers may utilize the LeveL ATS's counterparty permissioning functionality such that the subscriber's orders, including firm orders, conditional orders, and VWAP Order Types, are solely eligible to interact with other orders submitted by the subscriber. Kezar Trading anticipates that subscribers that are unable to trade report transactions will, or do, utilize this functionality as a means of crossing orders (either as principal or dual agent) and trade reporting or "printing" the resulting transactions.

| b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator? | ◉ Yes ○ No |

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Firm and Conditional Orders (except VWAP order types): The LeveL ATS, outside of the Opening Cross and barring additional execution instructions, matches firm orders based on the following factors in the following order: (i) price and (ii) time. All orders that are marketable against the NBBO (i.e., buy orders priced at or above the NBO and sell orders priced at or below the NBB) are treated as being on price parity, regardless of the order's actual limit price (e.g., all buy orders with limit prices at or above the NBO are treated as being on price parity). For orders pegged to the midpoint of the NBBO, where (x) the prevailing midpoint is above $1.00, the LeveL ATS will round any implicit subpenny limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.01 and (y) the prevailing midpoint is less than $1.00, the ATS, where applicable, will round any implicit limit price down (for buy orders) or up (for sell orders) to the nearest multiple of $0.0001. Pegged orders are ranked based on their pegged price and not on any ultimate limit price associated with the order. For purposes of establishing time priority the LeveL ATS treats pegged orders as received at the time of original order receipt, rather than as received at each subsequent price change. Where a subscriber modifies a firm order, other than to reduce the order's size, the LeveL ATS treats the order as received at the time of modification. Notwithstanding the foregoing, Firm-Up Orders may not be modified. The LeveL ATS, for the avoidance of doubt, treats a Firm-Up Order's time of receipt as the time the LeveL ATS receives the Firm-Up Order (and not the time the LeveL ATS received the related conditional order). As between two orders to a match, the order treated by the LeveL ATS as having been received first is deemed to "add" liquidity, while the other order is deemed to "remove" liquidity.

Notwithstanding the foregoing, conditional orders are not subject to the priority logic described above. Rather, where contraside trading interest exists, all eligible conditional orders will receive Invites (i.e., the conditional order received first will not have priority in receiving an Invite).

Where two firm orders (with the exception of Firm VWAP Orders, as defined and described below) are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the LeveL ATS receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (i.e., the midpoint of eligible execution prices, and not the midpoint of the NBBO). Notwithstanding the foregoing, a Firm-Up Order is only eligible to execute at the midpoint of the NBBO and, for the avoidance of doubt, executions between firm orders and Firm-Up Orders will only occur at the midpoint of the NBBO. The LeveL ATS will not execute any order outside the NBBO, including in the Opening Crosses.

The LeveL ATS disregards any "intermarket-sweep order" designation included with an order. The LeveL ATS does not execute orders when the NBBO is crossed. By default, all orders submitted by a subscriber are eligible to execute when the NBBO is locked. However, subscribers may (i) designate, on an order-by-order basis, whether an order is eligible to execute when the NBBO is locked or (ii) designate all orders submitted via a FIX session as ineligible to execute when the NBBO is locked.

The LeveL ATS will apply the priorities detailed above with respect to eligible orders and prices only. To the extent an order entered into the LeveL ATS may not, by law, rule, regulation or the terms of the order, (i) be crossed with another order, (ii) be crossed at a particular price or (iii) be crossed with a particular subscriber or desk, then such orders will be ineligible for matching or, where applicable, the price adjusted to a permissible price. The LeveL ATS will not execute short sale orders at the NBB when a circuit breaker is in effect, although short sales may otherwise be executed at permissible prices. Orders submitted at prices that are impermissible by law or rule (e.g., Rule 612 of Regulation NMS) will be rejected.

Full Day VWAP Orders: The LeveL ATS attempts to cross all open Full Day VWAP Orders at 9:28 a.m. ET (the "Full Day VWAP Cross"). A single Full Day VWAP Order may match with multiple contraside Full Day VWAP Orders. Where multiple eligible contra-party Full Day VWAP Orders exist, priority is determined based on the following factors in the following order: (i) size and (ii) time of order receipt. Full Day VWAP Orders are ineligible to match outside the Full Day VWAP Cross. For clarity, Full Day VWAP Orders may only interact with other Full Day VWAP Orders. Full Day VWAP Orders can only be firm orders; there are no conditional Full Day VWAP Orders.

Orders that match in the Full Day VWAP Cross are "anchored" for the remainder of the trading day. "Anchored" orders are ineligible to match with other orders in the LeveL ATS. The LeveL ATS cancels any fully unanchored Full Day VWAP Order following the Full Day VWAP Cross.

As noted above, and unless cancelled by Kezar Trading, anchored Full Day VWAP Orders receive an execution price equal to that day's VWAP for the security.

Except where cancelled by Kezar Trading, the anchored portion of any Full Day VWAP Order will execute in full (that is, even when the VWAP calculation is terminated "early" due to a Market Wide Circuit Breaker). A Full Day VWAP Order that is cancelled by Kezar Trading will not receive an execution.

VWAP Block Orders: Subscribers may submit VWAP Block Orders starting at 7:30 a.m. ET. Firm VWAP Block Orders are eligible to match with other firm VWAP Block Orders or with conditional VWAP Block Orders, and conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites (as defined herein) following the LeveL ATS's receipt of the Opening Trade Report for the relevant security (as defined in Part III Item 10).

In the event of a conditional match between eligible contra-party conditional VWAP Block Orders or between an eligible firm VWAP Block Order and a conditional VWAP Block Order, the relevant conditional VWAP Block Orders will be cancelled by the LeveL ATS and an invitation will be sent to each originating conditional subscriber, inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "VWAP Block Firm-Up Orders"). The LeveL ATS will not allow VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside conditional VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A VWAP Block Order will only cause a single contra conditional VWAP Block Order to generate a VWAP Block Invite. Where multiple eligible contra-party VWAP Block Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and, (iv) time of entry. In determining price priority, limit orders are ranked based on their actual limit price. Market orders are treated as being on price parity with other market orders, and are treated as having priority over all limit orders. The LeveL ATS will immediately cancel a conditional VWAP Block Order once that conditional VWAP Block Order has generated a VWAP Block Invite.

VWAP Block Firm-Up Orders must include market or limit pricing instructions. A VWAP Block Firm-Up Order may include any limit price, although a VWAP Block Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match. For instance, where the NBBO is $20.00 x $20.10, a buy order with a limit price of $20.10 will only be eligible to anchor with a sell order with a limit price of $20.05 or lower (including, for clarity, any sell order with a "market" pricing instruction).

VWAP Block Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the conditional VWAP Block Order related to the VWAP Block Invite or the LeveL ATS will reject the order. The VWAP Block Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The VWAP Block Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating conditional VWAP Block Order.

Where both subscribers to a preliminary match between conditional VWAP Block Orders submit VWAP Block Firm-Up Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the VWAP Block Firm-Up Orders will anchor. For clarity, VWAP Block Firm-Up Orders anchor once both subscribers to a preliminary match have submitted VWAP Block Firm-Up Orders and the ATS has determined the VWAP Block Firm-Up Orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel VWAP Block Firm-Up Orders at any time after submission, including post-anchoring.

Anchored firm VWAP Block Orders and VWAP Block Firm-Up Orders will receive the VWAP of the "VWAP Block Time;" provided, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the firm VWAP Block Orders or VWAP Block Firm-Up Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored firm VWAP Block Order or VWAP Block Firm-Up Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is a Level 1, 2, or 3); (iv) subscriber or Kezar Trading cancellation of an anchored firm VWAP Block Order or VWAP Block Firm-Up Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of the clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring. Where there is no print during the VWAP Block Time, and the VWAP Block Time was completed in full as in clause (i) herein, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; provided, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price, then both orders will be cancelled without a fill. Similarly, if the VWAP Block Time ends prematurely due to a subscriber or Kezar Trading cancellation, a regulatory halt, or a Market Wide Circuit Breaker, as in clauses (iii) or (iv), or where a Regulation SHO circuit breaker comes into effect post-anchor and the anchored sell order is marked "short" as in clause (v), and there are no prints during the truncated VWAP Block Time, there will be no execution of the relevant VWAP Block Orders. If the first print during a VWAP Block Time is outside one order's limit price, the anchored firm VWAP Block Orders or VWAP Block Firm-Up Orders are cancelled back with no execution (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits VWAP Block Orders to execute outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; provided, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored Firm VWAP Block Order (if any) is cancelled. For example, if two VWAP Block Orders anchored for 10,000 shares with a ten (10) minute Bespoke Anchor Time and the VWAP Block Time was six (6) minutes, the VWAP would be calculated for the VWAP Block Time (here, the six (6) minutes post-anchor). Here the execution would occur for 60% of the anchored quantity (6,000 shares) and the remaining quantity (4,000 shares) would be cancelled back.

VWAP Sliced Orders: As discussed further below, the VWAP Sliced order type operates in a manner that is largely similar to the VWAP Block order type discussed above. However, while VWAP Block orders execute in a single transaction at the end of the designated VWAP Block Period, VWAP Sliced orders execute in multiple "slices" over the designated VWAP period.

Subscribers may submit VWAP Sliced Orders starting at 7:30 a.m. ET. Firm VWAP Sliced Orders are eligible to match with other firm VWAP Sliced Orders or with conditional VWAP Sliced orders, and conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites following the ATS's receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Invitation - In the event of a conditional match between eligible contra-party conditional VWAP Sliced Orders or an eligible firm VWAP Sliced Order and an eligible contra-party conditional VWAP Sliced Order, the relevant conditional VWAP Sliced Orders will be cancelled by the LeveL ATS and an invitation will be sent to each originating conditional subscriber, inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "VWAP Sliced Firm-Up Orders"). The LeveL ATS will not allow VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A firm VWAP Sliced Order or conditional VWAP Sliced Order will only cause a single contra conditional VWAP Sliced order to generate a VWAP Sliced Invite. Where multiple eligible contra-party conditional VWAP Sliced Orders exist, priority is determined based on the following factors in the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and, (iv) time of entry. In determining price priority, limit orders are ranked based upon their actual limit price. Market orders are treated as being on price parity with other market orders, and market orders are treated as having priority over all limit orders. The LeveL ATS will immediately cancel a conditional VWAP Sliced Order once that conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

VWAP Sliced Firm-Up Orders must include market or limit pricing instructions. A VWAP Sliced Firm-Up Order may include any limit price, although a VWAP Sliced Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

VWAP Sliced Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the conditional VWAP Sliced Order related to the VWAP Sliced Invite or the LeveL ATS will reject the order. The VWAP Sliced Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The VWAP Sliced Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating conditional VWAP Sliced Order.

Once anchored, firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "illiquid" names will receive a minimum of five (5) executions. The LeveL ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances, the ATS permits firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored firm VWAP Sliced Order or anchored VWAP Sliced Firm-Up Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2, or 3); (iii) subscriber or Kezar Trading cancellation of an anchored firm VWAP Sliced Order or VWAP Sliced Firm-Up Order; or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO. As with the VWAP Block Order, if the VWAP Slice period terminates prematurely due to a subscriber or Kezar Trading cancellation, a regulatory halt, or a Market Wide Circuit Breaker as in clauses (ii) or (iii) herein, or where a Regulation SHO circuit breaker comes into effect post-anchor and the anchored sell order is marked "short" as in clause (iv), and there are no prints during the relevant VWAP Slice period, there will be no execution for that slice period and the remainder of the Slice Order execution will terminate.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed and there were prints during the relevant slice period; if thirty (30) seconds have not elapsed, regardless of whether there were prints or not during the slice period, then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.

For all order types, where a subscriber utilizes Internalization-Only functionality (further described in Part III Item 14 below), that subscriber's order will only be eligible to interact with other orders submitted by that subscriber. As a general matter, Kezar Trading understands subscribers utilize this functionality to cross orders of the subscriber's underlying customers (or fill the underlying customer's order as principal) and leverage Kezar Trading's trade reporting capabilities.

For all order types, trading errors resulting in the LeveL ATS are recorded in Kezar Trading's error accounts. Kezar Trading views trading errors as transactions in the wrong security or side of the market, executions outside an order's limit price, executions based on latent market data and executions at clearly erroneous prices. Kezar Trading handles all executions at clearly erroneous prices consistent with applicable rules of the self-regulatory organizations. Potential trading errors can be raised by subscribers or identified by Kezar Trading personnel. Kezar Trading Compliance, after confirming activity represents a trading error, will attempt to place the subscriber in the position it would have been in had the error not occurred.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 14: <u>Counter-Party Selection</u>

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.,</u> designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	◉ Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the	As further discussed below, subscribers may designate their trading interest as eligible or ineligible to interact with certain orders or trading interest in the LeveL ATS. Such permissioning elections may be made at the MPID or FIX-session level. Subscribers may designate orders submitted through a particular FIX-session (that is, each dedicated FIX message stream utilized by the subscriber) as only eligible to

designations affect the interaction and priority of trading interest in the ATS.

interact with orders submitted through a specified FIX-session, including (x) a FIX-session utilized by the subscriber submitting the order and (y) a FIX-session utilized by a third-party subscriber (such permissioning instructions, "Session Permissioning").

Subscribers may elect that their orders not interact with, or only interact with, one or more specified subscribers ("Contra-party Permissioning"). Subscribers may elect that their orders not interact with other orders submitted by the same MPID. Subscribers may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization-Only"). Subscribers may elect to prioritize other orders submitted by the same subscriber relative to orders submitted by third-party subscribers. Subscribers may elect to have orders from certain desks interact or not interact with orders from certain other desks within the same subscriber ("Desk Permissioning"). For clarity, subscribers may utilize Session Permissioning instructions to implement Internalization-Only, Contra-party and Desk Permissioning elections.

Subscribers may elect that their orders not interact with, or only interact with, one or more Predetermined Counterparty Groups. Subscribers can also opt to only interact with, or to not interact with, orders from certain types of subscribers or subscribers whose orders exhibit specified characteristics (a "Custom Counterparty Group") and, together with Predetermined Counterparty Groups, the "Counterparty Groups"). A subscriber's ability to utilize a proposed Custom Counterparty Group is dependent on Kezar Trading's willingness and ability to support such a proposed Custom Counterparty Group.

Subscribers may elect that their Firm Orders or Conditional Orders not interact with EFUT Conditional Orders (as discussed more fully in Part III Items 7(a) and 9(a)) at the session level or on an order-by-order basis. Subscribers cannot elect for their EFUT Conditional Orders to not interact with other EFUT Conditional Orders.

Counterparty permissioning elections must be made, or confirmed, through an email to the subscriber's LeveL ATS sales representative at Kezar Trading. Revisions to counterparty permissioning elections must also be made or confirmed via email to the subscriber's sales representative at Kezar Trading. Generally, subscribers may unilaterally make counterparty permissioning elections (i.e., without approval of or notification to counterparties impacted by the election). However, where a subscriber wishes to utilize Contra-party Permissioning to only interact with orders from one or more designated subscribers, all subscribers to the arrangement must separately permission the arrangement. Permissioning must be provided through an email to the subscriber's LeveL ATS sales representative at Kezar Trading. A subscriber to such a Contra-party Permissioning arrangement may unilaterally terminate the arrangement by emailing the subscriber's LeveL ATS sales representative at Kezar Trading.

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b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

◉ Yes ◯ No

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Kezar Trading charges a commission of $0.0000 to $0.~~0015~~005/share for executions in the LeveL ATS. Commission rates for transactions resulting from Firm Orders are individually negotiated between Kezar Trading and the relevant subscriber and may be impacted by a number of factors, including the subscriber's anticipated volume, anticipated make/take ratio and anticipated percentage of "internalization-only" transactions. Kezar Trading charges a standard commission rate of $0.0015/share for transactions resulting from Conditional/Firm-Up Orders, subject to volume-based pricing tiers discussed below. Notwithstanding the foregoing, commission rates for transactions resulting from Conditional/Firm-Up Orders are subject to negotiation. Kezar Trading will consider a number of factors when negotiating a subscriber's commission rate for Conditional/Firm-Up Orders, including the subscriber's anticipated overall volume and anticipated volume of transactions resulting from Conditional/Firm-Up Orders. Kezar Trading charges a standard commission rate of $0.005/share for transactions resulting from EFUT Conditional Orders. Kezar Trading does not charge different rates for executions resulting from orders utilizing Contra-party Permissioning functionality, including transactions resulting from Internalization-Only orders.

Kezar Trading does not charge any other fees for use of the LeveL ATS (i.e., Kezar Trading only charges subscribers the commission rates identified above). However, subscribers may be responsible for any connectivity fees or other costs they incur in accessing the LeveL ATS (i.e., fees not charged by Kezar Trading).

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.	None.
c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.	Executions resulting from Conditional/Firm-Up Orders are subject to volume-based pricing tiers. Pricing tiers are based on the relevant subscriber's average daily trading volume ("ADV") in the LeveL ATS during the prior calendar month, regardless of the order type or functionality used. A subscriber whose ADV in the ATS during the prior calendar month was less than 1 million shares is charged $0.0015/share for all executions resulting from Conditional/Firm-Up Orders. A subscriber whose ADV in the LeveL ATS during the prior calendar month met or exceeded 1 million shares is charged $0.0010/share for all executions resulting from Conditional/Firm-Up Orders. A subscriber whose ADV in the LeveL ATS during the prior calendar month met or exceeded 3 million shares is charged $0.0005/share for all executions resulting from Conditional/Firm-Up Orders. For the sake of clarity, the relevant pricing tier applies to all executions resulting from Conditional/Firm-Up Orders during the relevant calendar month and does not impact the commission rate charged for executions resulting from Firm Orders. Notwithstanding the foregoing, subscribers may negotiate the commission rates charged for transactions resulting from Conditional/Firm-Up Orders, including volume-based pricing tiers noted above. Kezar Trading will consider a number of factors when negotiating a subscriber's commission rate for Conditional/Firm-Up Orders, including the subscriber's anticipated overall volume and anticipated volume of transactions resulting from Conditional/Firm-Up Orders.